222 North LaSalle Street Suite 2600 Chicago, Illinois 60601-1003 T: +1 (312) 609-7500 F: +1 (312) 609-5005 CHICAGO • NEW YORK • WASHINGTON, D.C. LONDON • SAN FRANCISCO • LOS ANGELES
Jacob C. Tiedt Attorney at Law +1 (312) 609-7697 jtiedt@vedderprice.com

December 15, 2015

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549
Attn: Ms. Ashley Vroman-Lee

Re:	Aston Funds (the “Registrant”) 1933 Act. File No. 033-68666 1940 Act File No. 811-08004 Post-Effective Amendment No. 166

Dear Ms. Vroman-Lee:

On October 1, 2015, the Registrant filed with the Securities and Exchange Commission (the “Commission”) Post-Effective Amendment No. 166 under the Securities Act of 1933 to its Registration Statement on Form N-1A (the “Registration Statement”) in connection with the Registrant’s offering of Class N and Class I shares of ASTON/Value Partners Asia Dividend Fund (the “Fund”), a series of the Registrant. You provided comments on the Registration Statement to Vedder Price P.C. by telephone on November 16, 2015. The following sets forth those comments and the Registrant’s responses to them. All references are to the Prospectus and Statement of Additional Information included in Post-Effective Amendment No. 166 filed with the Commission on October 1, 2015 pursuant to Rule 485(a) under the Securities Act of 1933. The Registrant intends to file a final post-effective amendment pursuant to Rule 485(b) on or about December 15, 2015 (the “485(b) Filing”).

General

1.           Comment: For the staff’s information, please confirm that all required information missing from the Registration Statement will be included in the 485(b) Filing.

              Response: The Registrant confirms that all required information missing from the Registration Statement will be included in the 485(b) Filing.

Vedder Price P.C. is affiliated with Vedder Price LLP, which operates in England and Wales, and with Vedder Price (CA), LLP, which operates in California.

U.S. Securities and Exchange Commission

December 15, 2015

Prospectus

2.           Comment: Noting that the Fund uses the term “dividend” in its name, please revise the Fund’s Principal Investment Strategies to include a policy requiring the Fund to invest, under normal circumstances, at least 80% of its assets in securities of dividend-paying companies.

              Response: The Registrant believes that the Fund’s current 80% policy is consistent with Rule 35d-1 under the Investment Company Act of 1940. The Registrant believes that, in this case, the term “dividend” in the Fund’s name suggests an investment strategy rather than a type of security.

3.           Comment: The Fund’s Principal Investment Strategies state that the Fund will invest, under normal circumstances, at least 80% of its assets in, among others, “companies that . . . derive significant income from or have significant operations in the Asian region.” Please revise the disclosure to indicate what “significant” means in this context.

              Response: The Registrant has revised the disclosure to indicate that “significant” is intended to mean more than 50%.

4.           Comment: The Fund’s Principal Investment Strategies indicate that the Fund may invest in, among other things, “collective investment schemes.” Please revise the disclosure to describe in more detail and in plain English the collective investment schemes in which the Fund may invest.

              Response: The Registrant has added a defined term to the glossary defining the term “collective investment scheme.”

5.           Comment: Please confirm that the Fund will use the market value, rather than the notional value, of derivatives to determine compliance with its 80% investment policy.

              Response: The Registrant confirms that the Fund will use the market value, rather than the notional value, of derivatives to determine compliance with its 80% investment policy.

6.           Comment: Please revise the disclosure to indicate that several countries in the Asian region are emerging markets.

              Response: The Registrant has revised the disclosure in response to the staff’s comment.

7.           Comment: Please revise the Principal Risks section to include appropriate disclosure to the effect that the Fund may concentrate its investments in one or a limited number of countries, particularly the People’s Republic of China. Please also revise the disclosure to describe risks relating to the Fund’s ability to make direct investments in Chinese markets

              Response: The Registrant has revised the disclosure in response to the staff’s comment.

U.S. Securities and Exchange Commission

December 15, 2015

8.           Comment: If the Fund may invest in below investment grade securities, please revise the disclosure to indicate that these securities are referred to as “junk bonds.”

              Response: The Registrant confirms that the Fund may invest in below investment grade securities. The Registrant has revised the disclosure in response to the staff’s comment.

9.           Comment: The Principal Investment Strategies section indicates that the Fund may take short positions. If there are any fees associated with the Fund’s short selling, please revise the Annual Fund Operating Expenses to reflect such amounts.

              Response: While the Fund may take short positions in certain instruments to hedge market and currency risks, it is expected that the Fund’s short positions will typically represent a small portion of the Fund’s assets and that any fees associated with short selling will typically be de minimis (i.e., less than 1 basis point of the Fund’s assets).

10.         Comment: Please confirm whether the Fund may invest in contingent convertible securities (“CoCos”).

              Response: The Registrant confirms that the Fund will be permitted to invest in CoCos. The Registrant has revised the disclosure to indicate that the Fund may invest in CoCos and to include related risk disclosure.

11.         Comment: Please confirm supplementally whether the portfolio managers of the Fund named in the Prospectus are jointly and primarily responsible for the day-to-day management of the Fund’s portfolio, as described in Items 5 and 10 of Form N-1A.

              Response: The Registrant confirms that the portfolio managers of the Fund named in the Prospectus will be jointly and primarily responsible for the day-to-day management of the Fund’s portfolio.

12.         Comment: With reference to Item 9 of Form N-1A, please revise the disclosure to more clearly distinguish between the primary and secondary risks relating to an investment in the Fund. Such disclosure should generally be more robust than Item 4 disclosure.

              Response: The Registrant has revised the disclosure in response to the staff’s comment.

U.S. Securities and Exchange Commission

December 15, 2015

13.         Comment: Please change the heading preceding the related performance information provided in the Prospectus to read, e.g., “Subadviser Related Performance.”

              Response: The Registrant has removed related performance disclosure from the Prospectus.

14.         Comment: Please revise the disclosure to confirm that the related performance information provided in the Prospectus includes the performance of all accounts managed by the subadviser in accordance with the same strategy that will be used to manage the Fund’s portfolio. Please explain supplementally how these differences between separate accounts and funds discussed in the presentation do not alter the conclusion that the accounts reflected in the related performance information follow an investment strategy that is substantially similar to the strategy of the Fund.

               Response: The Registrant has removed related performance disclosure from the Prospectus.

15.         Comment: The third paragraph of the narrative description of the related performance information provided in the Prospectus indicates that the net-of-fee returns “are calculated by deducting investment management fees and other fees and expenses (including sales loads) incurred by the accounts from gross returns.” Please revise the disclosure to clarify whether the net-of-fee returns reflect the deduction of all other fees and expenses.

               Response: The Registrant has removed related performance disclosure from the Prospectus.

16.         Comment: Prior to the 485(b) Filing, please submit separate EDGAR correspondence that includes the historical related performance information.

              Response: The Registrant has removed related performance disclosure from the Prospectus. Accordingly, there is no information to submit for review in response to this request.

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U.S. Securities and Exchange Commission

December 15, 2015

We believe that the above responses should address the staff’s concerns. If you have any questions or comments, please contact Deborah Bielicke Eades at (312) 609-7661 or the undersigned at (312) 609-7697.

Very truly yours, /s/ Jacob C. Tiedt

JCT/jct